
07002500

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43559

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TRADITION ASIEL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
75 PARK PLACE, 4TH FLOOR
(No. and Street)

NEW YORK, (City) NY (State) 10007 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JUDITH A. RICCIARDI (212) 791-4500
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – of individual, state last, first, middle name)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

PROCESSED
MAR 2 3 2007
THOMSON
FINANCIAL

SEC MAIL RECEIVED
MAR 0 1 2007
WASH. SECTION

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Judith A. Ricciardi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Tradition Asiel Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal

Title

Notary Public

LYUDMILA FAYMAN
Notary Public, State of New York
No. 01FA6030084
Qualified in Nassau County
Commission Expires Sept. 7, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tradition Asiel Securities Inc. and Subsidiary

(a wholly-owned subsidiary of Tradition (North America) Inc.)

Consolidated Statement of Financial Condition

December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder of
Tradition Asiel Securities Inc. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Tradition Asiel Securities Inc. and Subsidiary (the "Company") (a wholly-owned subsidiary of Tradition (North America) Inc.) as of December 31, 2006. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above present fairly, in all material respects, the consolidated financial position of Tradition Asiel Securities Inc. and Subsidiary at December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated statement of financial condition taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the consolidated statement of financial condition. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the basic statements of consolidated financial condition taken as a whole.

Ernst & Young LLP

February 23, 2007

Tradition Asiel Securities Inc. and Subsidiary

(a wholly-owned subsidiary of Tradition (North America) Inc.)

Consolidated Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents (includes $ 98,483 of cash segregated under federal and other regulations)	$ 18,136,809
Receivable from brokers, dealers and clearing organizations	73,816,981
Securities owned, at market value	4,368,597
Commissions receivable	7,132,676
Deposits at clearing brokers and clearing organizations	5,003,080
Due from Parent	7,717,057
Employee loans receivable	1,600,240
Due from affiliates	107,804
Fixed assets, net	868,459
Other assets	1,649,120
Total assets	$ 120,400,823
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 6,172,241
Payable to brokers, dealers and clearing organizations	73,264,960
Securities sold, not yet purchased, at market value	300,359
Collateralized bank loans	25,000
Due to affiliate	138,902
Total liabilities	79,901,462
Stockholder's equity	$ 40,499,361
Total liabilities and stockholder's equity	$ 120,400,823

See notes to consolidated statement of financial condition.

Tradition Asiel Securities Inc. and Subsidiary
(a wholly-owned subsidiary of Tradition (North America) Inc.)

Notes to Consolidated Statement of Financial Condition

December 31, 2006

1. Organization

Tradition Asiel Securities Inc. ("TAS") is a Delaware corporation and a wholly-owned subsidiary of Tradition (North America) Inc. (the "Parent"), which is in turn a wholly-owned subsidiary of Compagnie Financière Tradition, a company organized in Switzerland. TAS is registered as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. ("NYSE"), the American Stock Exchange, and the National Association of Securities Dealers, Inc. ("NASD"). The NYSE is the firm's Self Regulatory Organization.

TAS is a broker of U.S. government treasuries and repurchase agreements, emerging market bonds and repurchase agreements, mortgage backed securities, corporate fixed income securities, money market instruments, equity securities, equity and index options, and municipal bonds. The Company also trades equities and corporate and municipal bonds on a principal basis.

TAS self-clears certain transactions, necessitating membership in the National Securities Clearing Corporation, the Depository Trust Clearing Corporation, the Options Clearing Corporation, and the Fixed Income Clearing Corporation. Other trades are conducted on an agency or riskless principal basis and are introduced on a fully disclosed basis to its clearing brokers. TAS does not carry customer accounts or perform custodial functions related to customer securities. Accordingly, open customer transactions are not reflected in the accompanying consolidated statement of financial condition.

This consolidated statements of financial condition include the accounts of TAS and its wholly-owned subsidiary, Tradition (Global Clearing), Inc. ("TGC"). TGC is a clearing broker-dealer registered with the Securities and Exchange Commission ("SEC"), and the NASD. TGC has presently ceased all operations but has continued its compliance with all the rules and regulations required to maintain its registration with the SEC and NASD.

2. Significant Accounting Policies

All significant intercompany accounts and transactions have been eliminated in consolidation. For the purposes of this consolidated statement of financial condition, TAS and TGC collectively will be referred to as "the Company" unless otherwise identified.

2. Significant Accounting Policies (continued)

The preparation of consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its consolidated statement of financial condition are reasonable; however, actual results could differ from those estimates.

The Company considers money market funds, which maintain a net asset value of $1.00 and other highly liquid investments with original maturities of three months or less as cash equivalents.

Securities owned are generally marketable and are valued using quoted market prices on an active exchange. The resulting unrealized gains or losses are included in income.

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Computer equipment and trading software are stated at cost and depreciated on a straight line basis over the estimated useful lives of three years.

Up-front payments to employees in the form of sign-on bonuses, loyalty bonuses, and/or forgivable loans are recorded as employee loans and amortized on a straight line basis over the life of the related employee contract, which is typically 2 – 3 years.

2. Significant Accounting Policies (continued)

Goodwill of approximately $350,000 is included in other assets on the consolidated statement of financial condition. Goodwill was recorded in connection with the purchase of the assets of Asiel & Co LLC effective June 30, 2000.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standard ("SFAS") No. 141, *Business Combinations,* and SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives.

SFAS 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. SFAS 142 required the Company to perform an assessment of whether there was an indication that the remaining goodwill was impaired as of the date of adoption. The Company completed its reassessment of all its existing goodwill as of December 31, 2006 and has determined that goodwill has not been impaired.

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes.* FIN 48 is effective for fiscal years beginning after December 15, 2006. FIN 48 clarifies the accounting for uncertain tax positions in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* The Interpretation requires that a tax position meet a "more-likely-than-not threshold" for the benefit of the uncertain tax position to be recognized in the consolidated financial statements. A tax position that fails to meet a more-likely-than-not recognition threshold will result in either reduction of current or deferred tax assets, and/or recording of current or deferred tax liabilities. The Company does not believe it has any tax positions that meet the definition and therefore expects there to be minimal impact as a result of adoption of FIN 48.

3. Related Party Transactions

The Company is charged for facilities and other services provided by its Parent on a monthly basis in accordance with an intercompany arrangement which is subject to renegotiation on an annual basis.

3. Related Party Transactions (continued)

Due from Parent on the accompanying consolidated statement of financial condition primarily includes non-interest bearing cash advances to cover items such as payroll and commissions which are due on demand.

The Company entered into a space and revenue sharing arrangement with an affiliate and utilizes the affiliate's office space. The Company pays the affiliate 33% of the net profits in lieu of being charged by the affiliate rent, administrative charges and support costs. Included in Due to affiliates on the consolidated statement of financial condition at December 31, 2006 is approximately, $71,000 as a result of this space and revenue sharing arrangement.

During 2006 the Company paid an affiliate approximately $1 million to develop a trading platform for its Repo business. The amounts have be capitalized and is being depreciated over 3 years (see Note 9). There were no amounts due this affiliate at December 31, 2006.

4. Deposits at Clearing Brokers and Clearing Organizations

The Company is required to maintain deposits at its clearing brokers and clearing organizations in order to conduct its business. At December 31, 2006, deposits at the clearing broker and clearing organizations consist of cash of approximately $5 million including accrued interest.

5. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2006 are comprised of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 73,439,279	$ 71,995,400
Securities borrowed/loaned	124,500	–
Receivable from/payable to clearing organizations	253,202	1,019,660
Other	–	249,900
Total	$ 73,816,981	$ 73,264,960

6. Cash Segregated under Federal and Other Regulations

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB Calculation"), as defined. The PAIB Calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. The Company maintains a separate reserve bank account for PAIB. The reserve requirement, as computed, totaled $98,483 at December 31, 2006, all of which is included in cash and is on deposit in a special reserve bank account as of December 31, 2006.

For the year-end December 31, 2006, the Company only cleared transactions for an affiliate.

7. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2006 include the following:

	Securities Owned	Securities Sold, not yet Purchased
U.S. government securities	$ 3,556,649	$ 40,512
Corporate bonds	255,600	155,392
Equities	556,348	104,455
Total	$ 4,368,597	$ 300,359

Included in securities owned as of December 31, 2006 are U.S. government securities on deposit at a clearing organizations with a market value of $3,556,649. These securities are used to satisfy the deposit requirements.

Securities sold, not yet purchased commit the Company to deliver specified securities at pre-determined prices, and thereby create a liability to purchase the securities in the market at prevailing market prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amounts reflected in the consolidated statement of financial condition.

8 Employee Benefits

The Company participates in the Parent's defined contribution plan ("the Plan") covering substantially all employees who qualify as to age, length of service, and employment date. The Company contributes 40¢ for every dollar of each participant's contributions up to 6% of the employee's salary within the IRS limits of $15,000 ($20,000 for employees age 50 and over).

9 Fixed Assets

Major asset classifications at December 31, 2006 are summarized as follows:

Computer Equipment	$ 73,459
Trading System Software	933,200
	1,006,659
Less Accumulated Depreciation	(138,200)
Fixed Assets, net	$ 868,459

10. Income Taxes

The Company accounts for income taxes in accordance with the liability method as required by Statement of Financial Accounting Standard (SFAS) No. 109, *Accounting for Income Taxes.* Under the liability method, tax rates are applied to cumulative temporary differences based on when and how they are expected to affect the tax return.

The Company is included in the consolidated federal and combined state and local income tax returns of the Parent. The Company calculates its income tax expense as though it filed a separate tax return.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax liability of approximately $6,583 at December 31, 2006 is included in accounts payable and accrued expenses in the consolidated statement of financial condition.

11. Net Capital Requirements

TAS is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. TAS elected to compute its net capital under the alternative method, permitted by the Rule, which requires TAS to maintain minimum net capital, as defined, of $1 million. The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 120% of the minimum net capital requirement. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification provisions of the Rule.

At December 31, 2006, TAS had net capital of approximately $24.4 million which was approximately $23.4 million, including flow-through capital benefits as described below, in excess of the required net capital on a consolidated basis.

Under the clearing arrangements with the clearing brokers, TAS is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2006, TAS was in compliance with all such requirements.

TAS is including flow-through capital from TGC in its net capital computation computed on a consolidated basis (see Note 17). The amount of flow-through capital benefits that a parent/broker-dealer may receive from broker-dealer subsidiaries has certain restrictions as prescribed in the Rule.

At December 31, 2006, the amount of flow-through capital benefits that TAS may receive from TGC is approximately $2.1 million in net capital and $1.8 million in excess net capital TGC is also subject to the Rule and also elected to compute its net capital under the alternative method. At December 31, 2006, TGC had net capital of approximately $2.1 million, which was approximately $1.8 million in excess of its required net capital of $250,000.

Neither TAS nor TGC carry the accounts of their customers, and accordingly, both are exempt from SEC Rule 15c3-3.

12. Concentration of Credit Risk

At December 31, 2006, the Company's cash and cash equivalents were held at two major financial institutions at which each account is insured up to $100,000 by the Federal Deposit Insurance Corporation.

Commissions receivable represent amounts due from customers, which primarily consist of large domestic financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The Company's policy is to monitor the credit standing of each customer with which it conducts business.

13. Commitments and Contingencies

As of December 31, 2006, the Company had future minimum rental commitments under operating and equipment leases as follows:

	Minimum Rentals
Year:	
2007	$ 1,766,993
2008	1,726,932
2009	1,726,932
2010	1,726,932
Thereafter	20,319,264
Total	$ 27,267,053

The operating lease expires in July 2019 and is subject to escalations. The equipment lease expires in 2007.

The Company has obtained an unsecured letter of credit in the amount of $600,000 which expires on July 21, 2007 for the benefit of its landlord to satisfy a security deposit requirement.

The Company has satisfied margin requirements with clearing organizations with unsecured letters of credit totaling $2.1 million.

13. Commitments and Contingencies (continued)

The Company and its Parent have been named a defendant in certain lawsuits and other legal proceedings. After considering all relevant facts and advice of outside counsel, in the opinion of management, such litigation will not, in the aggregate, have a material adverse effect on the Company's financial position. The Parent has agreed to indemnify the Company of all liabilities resulting from these lawsuits and other legal proceedings.

14. Financial Instruments with Off-Balance Sheet Risk, Concentration of Credit Risk and Derivative Contracts

In the normal course of business, the Company purchases and sells securities as both riskless principal and agent. If another party to the transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

In addition, the Company will enter into a matched transaction to purchase and sell securities, however, the Company may not be able to deliver the securities in the manner requested by the buyer. In this instance, the Company will deliver the securities to the buyer when the total amount has been aggregated.

The Company's policy is to continually monitor its market exposure and counterparty risk. The Company does not anticipate nonperformance by counterparties and maintains a policy of reviewing the credit standing of all parties with which it conducts business.

In the normal course of business, the Company obtains securities under securities borrow agreements on terms which permit it to re-pledge or resell the securities to others. At December 31, 2006, the Company obtained securities with a fair value of approximately $124,500 on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its settlement obligations.

Commissions receivable represent amounts due from clearing brokers and customers, which primarily consist of securities firms. The Company's policy is to monitor the credit standing of each counterparty with which it conducts business.

14. Financial Instruments with Off-Balance Sheet Risk, Concentration of Credit Risk and Derivative Contracts (continued)

For transactions in which the Company, through the clearing brokers, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing brokers monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify its clearing brokers for losses that they may sustain from the customer accounts introduced by the Company.

15. Guarantees

The Company applies the provisions of the FASB's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"), which provides accounting and disclosure requirements for certain guarantees. As described in Note 14, the Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2006, the total amount of customer balances maintained by its clearing broker and subject to such indemnification was approximately $5,997. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

16. Estimated Fair Value of Financial Instruments

SFAS No. 107, *Disclosure about Fair Value of Financial Instruments*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the consolidated statement of financial condition. Management estimates that the fair value of financial instruments recognized in the consolidated statement of financial condition (including receivables and payables), approximates their carrying value, as financial instruments are short-term in nature, or carry floating rates of interest.

17. Consolidated Subsidiary

At December 31, 2006, TAS's consolidated subsidiary has total assets and stockholder's equity of approximately $2.1 million.

The net capital of the broker-dealer subsidiary is included as capital in computing the TAS's net capital, because the assets of the subsidiary are readily available for the protection of customers, broker-dealers, and other creditors, as permitted by rule 15c3-1 (see Note 11).

18. Subsequent events

On February 1, 2007, TAS guaranteed a $3 million Revolving Term Note for an affiliate. The Revolving Term Note expires in February 2008.

Supplemental Information

Tradition Asiel Securities Inc. and Subsidiary

(a wholly-owned subsidiary of Tradition (North America) Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2006

Computation of net capital		
Total stockholder's equity		$ 40,499,361
Additions		
Flow through capital of subsidiary		1,794,431
Total capital and allowable subordinated liabilities		42,293,792
Non-allowable assets, deductions and/or charges		
Non-allowable assets		
Commissions receivable over 30 days	$ 3,674,708	
Due from Parent and affiliates	7,824,861	
Investment in subsidiary	2,094,431	
Fixed assets, net	868,459	
Employee loans receivable	1,600,240	
Other assets	1,244,887	
Aged fails-to-deliver	219,274	
Other	26,848	
Total non-allowable assets, deductions and/or charges		17,553,708
Net capital before haircuts		24,740,084
Haircuts on securities positions		344,901
Net capital		$ 24,395,183
Computation of alternative net capital requirement		
Minimum net capital required		$ 1,000,000
Excess net capital		$ 23,395,183

There were no material differences between the audited Computation of Net Capital included in the above report and the corresponding schedule included in the Company's unaudited December 31, 2006 Part II FOCUS filing.


END